UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-38482

HUYA INC.

Building A3, E-Park, 280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

HUYA Inc. Adopted Amended and Restated 2021 Share Incentive Plan

HUYA Inc. (“Huya” or the “Company”) amended and restated its previously adopted 2021 Share Incentive Plan, as approved and authorized by the board of directors of the Company, effective on September 8, 2022. The maximum aggregate number of Class A ordinary shares of the Company available for grant of awards was increased from 3,530,111 under the original 2021 Share Incentive Plan to 8,018,111 under the Amended and Restated 2021 Share Incentive Plan. Other terms of the original 2021 Share Incentive Plan remain substantially the same.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	HUYA Inc. Amended and Restated 2021 Share Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUYA Inc.

By:	/s/ Ashley Xin Wu
	Name:	Ashley Xin Wu
	Title:	Vice President of Finance

Date: September 8, 2022